Filed by:  Caliper Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company:  Xenogen Corporation
Exchange Act File No. 000-32239

Important Notice:

Caliper Life Sciences, Inc. has filed a registration statement on Form S-4 in order to register the shares of its common stock and warrants to be issued to the former stockholders of Xenogen Corporation in the proposed merger between Caliper and Xenogen, and Caliper and Xenogen will be filing a joint proxy statement with the Securities and Exchange Commission. Investors and security holders of Caliper and Xenogen are advised to read the registration statement on Form S-4 and the joint proxy statement regarding the proposed merger when they become available, because they will contain important information. Caliper and Xenogen expect to mail the joint proxy statement about the proposed merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper and Xenogen at the Securities and Exchange Commission’s website at http://www.sec.gov or directly from Caliper and Xenogen.

Caliper and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Caliper with respect to the proposed merger with Xenogen. Information regarding such officers and directors is included in Caliper’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and in its amendment to such Form 10-K on Form 10-K/A filed with the SEC. These documents are available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov or directly from Caliper.

On May 10, 2006, Caliper Life Sciences, Inc. (“Caliper”) conducted its earnings conference call for the first quarter of 2006. During this conference call, representatives of Caliper discussed Caliper’s financial results for the first quarter of 2006, related business issues, as well as Caliper’s proposed business combination with Xenogen Corporation. The following is a transcript of that portion of the conference call relating to Caliper’s proposed business combination with Xenogen Corporation.

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Highlights for the quarter included 40% growth in our microfluidics business, the continued expansion of our project pipeline for our recently acquired NovaScreen operation, continued progress commercializing our IP estate through our Caliper Driven program, and the announcement of our intention to acquire Xenogen Corporation and enter the rapidly expanding field of small animal molecular imaging.

Those are our highlights, and I will now turn the call over to Tom to review the details of our financial progress. I will close the call with a discussion of the status of our Xenogen acquisition and our outlook for the second quarter.

Thank you, Tom. In February we announced our intent to acquire Xenogen Corporation, a company that provides optical imaging instruments and biological systems to aid the study of disease and the discovery and development of new therapeutics. Yesterday Xenogen reported revenues of $8.7 million, which compares to revenues of $9.3 million for the same period in 2005. Xenogen management in its earnings release issued yesterday cited deal distraction and record level performance at the end of 2005 as reasons for the decline. We are disappointed with these results and are investigating the causes and implications. We remain enthusiastic about the strategic fit of our two companies and the prospects for small animal molecular imaging.

We have received and reviewed the SEC comments on our combined proxy and registration statement filing, and we are in the process of preparing a response to those comments. We now estimate that the Xenogen/Caliper combination will close during the third quarter of this year. Given the current uncertainty about Xenogen’s financial outlook and the timing uncertainty as to the closing date for the merger, we are not in a position to provide revenue guidance for the full year. After our evaluation of Xenogen’s financial performance and its implications is complete, and we have a clear view as to the expected closing date, we plan to provide full-year guidance for the combined company.

QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Paul Knight, Thomas Weisel Partners.

Paul Knight  — Thomas Weisel Partners - Analyst

 Are your thoughts different on cash flow performance that you would expect from your combination with Xenogen?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Well, you know, if you’re referring specifically to the cost synergies and the things that we have assumed, obviously we are going to be doing some analysis based on their Q1 performance. To make sure we understand the dimensions of that performance, management is stating that they feel that the distraction of the merger, coupled with I guess the record fourth quarter, were the reasons why Q1 performed the way that it did. But we just need to assure ourselves that those are the reasons, and ultimately whatever that concludes that will determine our cash flow model.

Operator

 Edward Tenthoff, Piper Jaffray.

Edward Tenthoff  — Piper Jaffray - Analyst

Also, congratulations on a good first quarter. Looking I guess just picking back up on Paul’s question, so with the performance at Xenogen in 1Q, is this potentially a deal breaker here?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Well, I think obviously that would be premature for us to comment on because I think from our vantage point the explanations that were given for the Q1 performance could very well be exactly what is going on. That is, our hope is that it really is a distraction and that this is just somewhat of a one-time situation.

With that and once we get that validated, then I would say that we absolutely are excited about moving forward with this project because strategically it makes so much sense, and we have had a strong opportunity over the last few months to talk to certain key customers about the possibility. So we feel good about the strategic fit and what it can do for our business. I think we just have to assure ourselves that this Q1 performance is somewhat of a onetime aberration.

Edward Tenthoff  — Piper Jaffray - Analyst

 Okay. Good. That is helpful. And then I guess just to hop back to that question then, so with the Xenogen thing, and I can’t understand this, does this mean that you are suspending the prior revenue guidance of 120 to 128?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Yes. We think it is the right thing to do until we have had a chance to assess the Q1 performance.

Edward Tenthoff  — Piper Jaffray - Analyst

Okay, great. And then one last quick question —

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Actually it is not just the Q1 performance. It is also the timing of when the deal is going to close because the original guidance that we had provided at the last conference call did not make an assumption around the timing of a Q3 startup of the combined companies. So it is really a combination of those two things that we want to make sure we got clear before we put new guidance out.

Operator

John McCarthy, Infinium Capital.

John McCarthy  — Infinium Capital - Analyst

With regard to the Xenogen acquisition, I am just wondering if you can help clarify what the process would be if you found Q1 not to be just an aberration? Would you look to renegotiate the deal terms perhaps? Is there anything that you have discussed with Xenogen already as regards to how you would handle that situation?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

John, I think it would be premature for us to comment on that. But I would reiterate that we are pretty good at this relative to making sure we assess the implications. We have done I think four mergers ourselves over the last couple of years, so we are going to be very careful in our diligence of what we learn about Q1 and how that progresses forward. But it would be premature to comment.

I can say that we absolutely believe that this combination is going to make sense for our shareholders. We have just got to make sure that we understand whether this is a onetime aberration. So that process you could look back at history and look at different case studies. I’m sure that there are a lot of different variations of what has happened in this type of situation, but it would be too early to speculate.

John McCarthy  — Infinium Capital - Analyst

But it is fair to assume that both parties still want to do their best to get this acquisition done, and if there is something with the results that were unexpected, that you would try as best you could to work around that?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

I think that for sure the first part of your statement is true. Both parties very much want to do this deal. We think it is in the best interests of both sets of shareholders. We can see a lot of compelling financial reasons and strategic reasons to do it. I don’t think we have really crossed the second part of that bridge yet, so it would be premature to comment.

John McCarthy  — Infinium Capital - Analyst

Okay. With regard to the timing of the closing, there was mention about SEC approval. Should we look at that as a primary cause and additional cause to the delayed closing, or is it primarily these Q1 results for Xenogen?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

Clearly, I would like to have Tom comment as well, but the SEC comments is really what is guiding this process. I think if there is anything we can do to close this out with the assurances that we need as soon as possible, that is what we’re trying to do.

Tom Higgins  — Caliper Life Sciences - CFO

True, John. You know the SEC took the full 30 days before they got back to us with comments on the S-4 that we submitted around the end of March. So we have gotten those, and we’ve got to prepare answers and then respond to them. And if you look at the timeline of us getting our response in, and then waiting for them to address our response which could involve another round, and then after that you have to go to a shareholder vote, it just seems impractical from where we sit that we can get this done before the end of the second quarter.

Operator

[John Orrico], WIC Partners.

John Orrico  — WIC Partners - Analyst

Congratulations on a strong quarter. You have touched on most of the questions. I had just a follow-up on the timing with regard to the SEC comments. Did you say you received those questions in late March and have yet to respond on the first round?

Tom Higgins  — Caliper Life Sciences - CFO

No, what I said is that we filed our S-4, in fact, on March 31 and it was registered on April 3. So the SEC took 30 days from that point before giving us their comments, which we received — I have to check - but about a week ago. So we are in the process right now of preparing responses. It is, you know, a somewhat extensive process. We are going to have to update the financials and the pro formas and then get them back to the SEC.

John Orrico  — WIC Partners - Analyst

Great. And concurrent with that response, you will be evaluating the first-quarter results from Xenogen as part of your due diligence review along the lines you have already discussed?

Tom Higgins  — Caliper Life Sciences - CFO

Exactly. They will go in parallel. These are not serial activities.

John Orrico  — WIC Partners - Analyst

Great. And have you had any conversations to date given how the Xenogen numbers were just reported? Had you had any prior conversations with Xenogen prior to the release of their Q1? Have you been tracking their results for the quarter and had some insight into how their business has been playing out coming off such a strong Q4 for them?

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

So I think that your questions around our ongoing diligence or vigilance of their business is a good one. It is important and we are linked in, so we do have some avenues of being able to see that and project it. But I would say that this performance, that their management’s view on this is that they get a lot of their orders toward the end of the quarter. So I think that there really was not much lead time to this performance issue. There is a pipeline that we monitor though, and that is an important aspect of this for our future growth.

John Orrico  — WIC Partners - Analyst

Right. I mean, we are excited for Caliper about the strategic implications of this deal. Of course, we want you to make the right decision with regard to the price you pay. The Xenogen release did have some discussion about April results, and I don’t know if that is an indication that their business is rebounding or if it is new products that have come out of the pipeline for them that are the cause for the uptick in the April performance. But that is — I don’t know if you can address that now or if that will be part of the review that you undertake.

Kevin Hrusovsky  — Caliper Life Sciences - President & CEO

It is clearly part of the review because, as you had indicated earlier, these businesses all have a cyclicality to them, sometimes within the quarter, and I think it is important to put all of that into perspective. I think it is premature for us to be able to comment on that timing of April versus the rest of the quarter and all of that. We’ve got to make sure we put it into a context of the cyclicality within quarters.